UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024 (Report No. 2)

Commission File Number: 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue
P.O Box 1271
Isfiya, 3009000, Mount Carmel, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

Changes in Company’s Executive Management Team

On January 6, 2024, Mrs. Mira Rosenzweig notified Check-Cap Ltd. (“Check-Cap”) of her resignation from her position as a Chief Financial Officer of the Company, effective on April 4, 2024. Mrs. Rosenzwig’s resignation was not related to any disagreement with Check-Cap on any matter relating to its operations, policies or practices.

On January 11, 2024, the board of directors (the “Board”) of Check-Cap approved the appointment of Mr. Dan Hilerowitz, CPA, as the Company’s chief financial officer, effective on March 1, 2024 and approved the terms of his compensation.

Set forth below is certain biographical information regarding the background and experience for Mr. Hilerowitz:

Mr. Hilerowitz, 43, is a certified Public Accountant in Israel and holds a bachelor’s degree in accounting and finance from the College of Management Academic Studies (Rishon Letzion, Israel) and MBA in Accounting and Economics from Tel-Aviv University. Prior to joining Check-Cap, Mr. Hilerowitz served in key financial leadership roles at renowned companies in the industry, demonstrating a keen ability to navigate complex financial landscapes and contribute to overall organizational success. Prior to that, Mr. Hilerowitz served as an accountant and manager at Ernest & Young Tel-Aviv for six years, working with numerous Nasdaq companies.

Mr. Hilerowitz will be providing services to Check-Cap pursuant to a services agreement with Check-Cap and, in connection with Mr. Hilerowitz’s appointment, Check-Cap expects to enter into its standard indemnification agreement with Mr. Hilerowitz, on substantially the same terms as the indemnification agreements previously entered into between Check-Cap and each of its directors and executive officers. Mr. Hilerowitz is not a party to any transaction that is disclosable under Item 404 of Regulation S-K.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into Check-Cap’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

Date: January 11, 2024	By:	/s/ Alex Ovadia
	Name:	Alex Ovadia
	Title:	Chief Executive Officer